Exhibit 12.1
THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In millions of Dollars Except Ratios)

	Years ended December 31,
	2015	2014	2013	2012	2011
Income (loss) before income taxes	344	(16)	679	417	348
Interest expense	620	660	680	597	650
Portion of rent estimated to represent the interest factor	204	219	215	151	146
Earnings before income taxes and fixed charges	$1,168	$863	$1,574	$1,165	$1,144

Interest expense (including capitalized interest)	$622	$663	$684	$601	$652
Portion of rent estimated to represent the interest factor	204	219	215	151	146
Fixed charges	$826	$882	$899	$752	$798
Ratio of earnings to fixed charges	1.4	(a)	1.8	1.5	1.4

(a)	Earnings before income taxes and fixed charges for the year ended December 31, 2014 were inadequate to cover fixed charges for the period by $19 million.